UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated July 5, 2017.	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (“Grifols”) hereby informs about the following

RELEVANT EVENT

Grifols, through its 100% subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), has acquired a 43.96% shareholding in GigaGen Inc. (“GigaGen”), a company based in San Francisco (USA) for the amount of $35M.

GIANT and GigaGen have also entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of $15M in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

GigaGen is a pre-clinical Biotherapeutics company, based in San Francisco, dedicated to using human B-cells, which are the immune cells specialized in the production of antibodies, to capture the whole genetic diversity of these antibodies and to transform this into therapies for the treatment of severe diseases.

In Barcelona, on 5 July 2017

Nuria Martín Barnés
Secretary to the Board of Directors

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: July 5, 2017